
October 25, 2021

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47547-0810

Re: German American Bancorp, Inc.
   Registration Statement on Form S-4
   Filed October 20, 2021
   File No. 333-260386

Dear Mr. Schroeder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance